SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August , 2021

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                     No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                     No  ☒

Banco Santander, S.A.

Item

1	Report of Inside Information dated August 24, 2021

Item 1

Banco Santander, S.A. (“Banco Santander”), pursuant to the securities market legislation, hereby states:

INSIDE INFORMATION

Santander Holdings USA, Inc. (“SHUSA”) and Santander Consumer USA Holdings Inc. (“SC”) have entered into a definitive agreement pursuant to which SHUSA will acquire all outstanding shares of common stock of SC not already owned by SHUSA via an all-cash tender offer (the “Tender Offer”) for $41.50 per SC common share (the “Offer Price”), followed by a second-step merger (the “Merger” and together with the Tender Offer, the “Transaction”), in which a wholly owned subsidiary of SHUSA will be merged with and into SC, with SC surviving as a wholly owned subsidiary of SHUSA, and all outstanding shares of common stock of SC not tendered in the Tender Offer will be converted into the right to receive the Offer Price in cash. The Offer Price represents a 14% premium to the closing price of SC common stock of $36.43 as of July 1, 2021, the last day prior to the announcement of SHUSA’s initial offer to acquire the remaining outstanding shares of SC’s common stock. SHUSA currently owns approximately 80% of SC’s outstanding shares of common stock.

The board of directors of SC formed a special committee consisting of the independent and disinterested directors of SC to negotiate and evaluate a potential transaction with SHUSA (the “Special Committee”). The board of directors of SC, acting on the unanimous recommendation of the Special Committee, has unanimously determined to recommend the Tender Offer to SC’s shareholders (other than SHUSA). The board of directors of SHUSA has unanimously approved the Transaction.

The Transaction is subject to customary closing conditions, including regulatory approval by the Board of Governors of the Federal Reserve System of the US. The Transaction is not subject to the approval of SC shareholders and is currently expected to close by late October or otherwise in the fourth quarter of 2021 upon receipt of regulatory approval.

The Transaction is expected to immediately contribute to Banco Santander, S.A.’s earnings and provide an effective deployment of capital. The estimated capital impact at closing to SHUSA’s CET1 ratio is a decline of 73 bps. The estimated capital impact at closing to Banco Santander’s CET1 ratio would be a decline of approximately 10 bps, and the Transaction is expected to be accretive to its earnings per share by approximately 3% in 2022.

Boadilla del Monte (Madrid), 24 August 2021

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements”, including statements regarding the potential consummation of the proposed Transaction, which involve a number of risks and uncertainties, including the satisfaction of closing conditions for the Transaction; the possibility that the Transaction will not be completed; and the impact of general economic, industry, market or political conditions. These statements constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. The words “may,” “might,” “will,” “should,” “estimate,” “project,” “plan,” “anticipate,” “expect,” “intend,” “outlook,” “believe” and other similar expressions (or the negative of such terms) are intended to identify forward-looking statements. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results and the timing of events may differ materially from the results and/or timing discussed in the forward-looking statements, and readers are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date of this communication, and Banco Santander does not undertake any obligation to update any forward-looking statement except as required by law.

Additional Information and Where to Find It

The tender offer referenced in this communication has not been commenced. This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities, nor is it a substitute for the transaction disclosure materials that will be filed with the U.S. Securities and Exchange Commission (“SEC”) when a transaction is commenced. Banco Santander and its acquisition subsidiary will file a tender offer statement on Schedule TO and Schedule 13E-3 and thereafter SC will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. SC STOCKHOLDERS ARE URGED TO READ THESE TRANSACTION DISCLOSURE DOCUMENTS CAREFULLY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF SC SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of SC stock at no expense to them and will be made available for free at the SEC’s website at www.sec.gov. Copies of any documents filed with the SEC by Banco Santander will be available free of charge on SHUSA’s internet website at https://santanderus.com. Copies of any documents filed with the SEC by SC will be available free of charge on SC’s internet website at https://santanderconsumerusa.com or by contacting SC’s Investor Relations Department at +1-800-493-8219 or InvestorRelations@santanderconsumerusa.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: August 24, 2021	By:	/s/ Pedro de Mingo Kaminouchi
		Name:	Pedro de Mingo Kaminouchi
		Title:	Head of Regulatory Compliance